SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Reported): November 7, 2003

CHARTER ONE FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-15495**	**34-1567092**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1215 Superior Avenue, Cleveland, Ohio	**44114**
(Address of principal executive offices)	(Zip Code)

(216) 566-5300
(Registrant's telephone number, including area code)

NOT APPLICABLE
(Former name or former address, if changed since report)

ITEM 9. Regulation FD Disclosure

On November 7, 2003, the Registrant participated at the BancAnalysts Association of Boston Conference in Boston, Massachusetts. The materials presented by Charter One follow and are also available through Charter One's web site at www.charterone.com. In addition, a copy of the materials may be obtained from the Registrant's Investor Relations Department at (800) 262-6301.

BancAnalysts Association of Boston

2003 Fall Conference
November 6-7, 2003

CHARTER ONE FINANCIAL, INC.

Forward-Looking Information

This presentation contains certain estimates of future operating trends for Charter One Financial, Inc., as well as estimates of financial condition, operating efficiencies, revenue creation, lending origination, loan sale volumes, charge-offs and loan loss provisions. These estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Reference is made to Charter One's filings with the SEC, such as the latest annual report on Form 10-K and quarterly reports on Form 10-Q, for information regarding factors that could cause actual results to differ materially from those described in the forward-looking statements.

CHARTER ONE FINANCIAL, INC.

Charter One at a Glance

- Regional bank holding company headquartered in Cleveland, founded in 1934
- 21st largest publicly traded U.S. bank
- Listed on NYSE: “CF”
- Member of S&P 500 Index
- $7.0 B market cap

CHARTER ONE FINANCIAL, INC.

Charter One at a Glance

- Operates through 566 branches in nine states
  - 435 traditional & 131 in-store branches
- Focus on consumer banking niche
- Strong retail banking track record
  - excess asset generator - driving asset mix shift
  - organic deposit growth among best in industry
- Extremely efficient operation
  - 40% efficiency ratio is cornerstone of business plan

CHARTER ONE FINANCIAL, INC.

CF Historical Earnings Growth
Originally Reported Operating EPS



Per Share
(adjusted for stock splits/dividends thru 9/30/02)
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
Compounded annual
earnings growth thru 2003:
10 yr - 10%
5 yr - 11%
$.79
$.95
$1.04
$1.10*
$1.29
$1.43*
$1.61*
$1.81*
$1.89
$2.10
$2.45
$2.74**
*In years with poolings, data is
3 qtrs stand alone, 4th qtr pooled
**First Call estimate
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Est

CHARTER ONE FINANCIAL, INC.

Dividend Growth



1.00
.50
.00
Out of Top 25 Banks, CF ranks
#19 in Payout Ratio & #14 in Yield . . .
room to move . . .
$.07
$.08
$.09
$.10
$.11
$.15
$.21
$.27
$.32
$.37
$.43
$.52
$.61
$.72
$.83
$.98
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

19% growth rate compounded annually

CHARTER ONE FINANCIAL, INC.

Key Operating Results - 3Q03

	3Q03	2Q03	3Q02
EPS	$.69	$.72	$.61
ROA	1.46%	1.50%	1.46%
ROE	20.12%	19.86%	18.89%
ROTE (1)	23.59%	22.74%	21.70%
Efficiency	41.2%	41.1%	39.9%

(1) Return on tangible equity

CHARTER ONE FINANCIAL, INC.

Balance Sheet Strategy
Asset Mix

- Emphasis on reducing 1-4 family exposure
  - MBS/1-4 family loans down $1.9 B, or 8% in 3Q03
- Future balance sheet growth driven by non 1-4 family portfolio growth
  - non 1-4 family up $1.2 B, or 7%, in 3Q03

CHARTER ONE FINANCIAL, INC.

Loan/MBS Portfolio Shift

	9/30/03	6/30/03	3 Mo. Growth
MBS	11.4 B	14.7 B	(3.3) B
1-4 family	9.8	8.4	1.4
	21.2	23.1	(1.9)
Consumer	5.0	4.2	.8
Auto	6.4	6.2	.2
Cons Fin	1.1	1.0	.1
CRE/Lease/C&I	6.1	6.0	.1
Non 1-4 family	18.6	17.4	1.2
Total	39.8 B	40.5 B	(.7) B

CHARTER ONE FINANCIAL, INC.

Overall Credit Profile

	YTD 9/30/03	2002
NCO/avg loans (ann)	.40%	.37%*
NPLs/loans	.51%	.55%
NPAs/loans	.67%	.70%
Underperforming assets/loans	.85%	.94%
Allowance/loans	1.37%	1.24%
Allowance/NCO (ann)	3.7 yrs	3.4 yrs*

Underperforming assets at $239 M, a 12-month low

*2002 excludes $27.3 M resulting from NCO policy change in 2Q02

CHARTER ONE FINANCIAL, INC.

Balance Sheet Strategy
Liability Repricing

- FHLB Advance maturities:
  - $2.4 B @ 6.5% in '05
  - $2.5 B @ 5.4% in '07/early '08
- Potential benefit from 2005 debt maturities?
  - reduce MBS with 4.5% yield = 12 bp in NIM or $.14 EPS
  - replace debt with 1% cost = 32 bp in NIM or $.38 EPS
  - full-year benefit begins 1/1/06

CHARTER ONE FINANCIAL, INC.

Drivers of 2004 Earnings

- Retail banking revenue growth fed by de novo; 15% = $.15 - $.16/share
- Lower demand on provision
  - added over $61 M to reserve in 2003
  - economy strengthening
- Strong non 1-4 family portfolio growth

CHARTER ONE FINANCIAL, INC.

Drivers of 2004 Earnings

- Limited balance sheet growth leads to strong capital accumulation
  - repurchased 50 M shares since 1996; $1.3 B in capital
- Key questions:
  - level of balance sheet leverage
  - degree of franchise investment/expansion
  - economic & interest rate environment

The "Retail" in Retail Banking

CHARTER ONE FINANCIAL, INC.®

Retail Banking at Charter One

- Retail banking defines Charter One
- Nonrecurring gains from mortgage operation being invested in franchise
  - building banking centers
  - supporting product development & roll out
- Strength of retail banking is basis of future revenue growth

CHARTER ONE FINANCIAL, INC.

Retail Banking's Big 3 of 2003

Industry Leader in . . .

- De novo
  - new door opened every other day
  - 125 new banking centers by 12/31
- NET checking account growth
  - on pace for 150 K accts; 12% growth
- Noninterest-bearing deposit growth
  - $533 M in 9 mos; 49% annualized growth*

*Excl acquisitions & custodials

CHARTER ONE FINANCIAL, INC.



Retail Bank - 461 Locations at 12/31/02
411 Traditional
50 In-Store
ONTARIO
Ottawa
MAINE
VERMONT
WISCONSIN
Lake Michigan
Lake Huron
Toronto
Lake Ontario
MICHIGAN
Hamilton
Rochester
NEW HAMPSHIRE
Milwaukee
Grand Rapids
NEW YORK
Manchester
Rockford
Lansing
London
Syracuse
Buffalo
Worcester
Boston
Ann Arbor
Detroit
Erie
UNITED STATES
CONN.
MASS.
Toledo
Peoria
Fort Wayne
Bridgeport
PENNSYLVANIA
New York
ILLINOIS
Pittsburgh
Allentown
INDIANA
OHIO
Columbus
N.J.
Indianapolis
Philadelphia
Dayton
Baltimore
Cincinnati
Washington, D.C.
DEL.
MD.
WEST VIRGINIA
Atlantic Ocean
Evansville
Louisville
Lexington
VIRGINIA
KENTUCKY
Richmond
Virginia Beach
Norfolk


Retail Bank - 2003 De Novos (Projected)
26 Traditional / 99 In-Store (125 Total)
ONTARIO
Ottawa
MAINE
WISCONSIN
VERMONT
Lake Huron
Lake Michigan
Toronto
Lake Ontario
NEW HAMPSHIRE
MICHIGAN
Hamilton
Milwaukee
Grand Rapids
Manchester
Syracuse
London
Boston
Rockford
Lansing
Chicago
Ann Arbor
Detroit
Erie
UNITED STATES
CONN.
MASS.
Toledo
Bridgeport
Peoria
Fort Wayne
PENNSYLVANIA
ILLINOIS
INDIANA
Pittsburgh
Allentown
New York
OHIO
Columbus
N.J.
Philadelphia
Dayton
Baltimore
Cincinnati
Washington, D.C.
DEL.
WEST VIRGINIA
MD.
Atlantic Ocean
Evansville
Louisville
Lexington
VIRGINIA
KENTUCKY
Richmond
Virginia Beach
Norfolk


Retail Bank - 566 Locations at 9/30/03
435 Traditional / 131 In-Store
Québec
MAINE
Ottawa
ONTARIO
VERMONT
WISCONSIN
Lake Michigan
Lake Huron
MICHIGAN
Toronto
Lake Ontario
NEW HAMPSHIRE
Hamilton
Milwaukee
Grand Rapids
Manchester
Rockford
Lansing
London
Syracuse
Boston
Ann Arbor
Detroit
Erie
Toledo
UNITED STATES
CONN.
MASS.
Cleveland
Bridgeport
Peoria
Fort Wayne
PENNSYLVANIA
ILLINOIS
INDIANA
Pittsburgh
Allentown
New York
OHIO
N.J.
Indianapolis
Columbus
Philadelphia
Dayton
Baltimore
Cincinnati
Washington, D.C.
DEL.
Atlantic Ocean
WEST VIRGINIA
MD.
Evansville
Louisville
Lexington
VIRGINIA
KENTUCKY
Richmond
Virginia Beach
Norfolk

Retail Bank - 566 Locations at 9/30/03

435 Traditional / 131 In-Store



MI
106
(87/19*)
NY
176
(121/55*)
VT
27
(26/1*)
MA
13
(10/3*)
CT
1
(0/1*)
PA
3
(0/3*)
IL
99
(90/9*)
IN
11
(0/11*)
OH
130
(101/29*)

*# of Traditional / # of In-Store

CHARTER ONE FINANCIAL, INC.

Retail Bank Franchise Growth


Adding 139 branches,
125 de novo, 14 acquired
30% in 12 mos.
Added 44 branches,
6 de novo, 38 acquired
10% in 3 years
600
400
417
419
456
461
600
1999
2000
2001
2002
2003
Projected

CHARTER ONE FINANCIAL, INC.

De Novo Rollout

- Largest 1-year de novo expansion in banking (27%)
- Most efficient expansion in banking - 125 banking centers for $50 M capital
  - made possible by in-store expertise
  - estimated 2003 expense of $.03-$.04/share
- Strategic locations increase value of entire franchise
- Tremendous built-in revenue momentum

CHARTER ONE FINANCIAL, INC.

De Novo Rollout
Why In-Stores?

- In-stores breakeven in 6-9 mos, mature in 3 yrs
  - $250 K capital & $250 K annual cost
  - $1 M pretax at maturity
- Terrific opportunities through strategic partnerships
  - Marsh, Price Chopper . . . STARBUCKS
- Staffing model strengthened by focusing on retail
  - "hiring at the mall"

CHARTER ONE FINANCIAL, INC.

In-Store Banking at 9/30/03

- 131 banking centers; added 42 3Q03, 82 YTD
- $1.5 B deposits, up from 36% @ 12/31/02
- 50% core; 29% checking
- $11.4 M/branch (including newly opened)
  - industry avg $8.5 M
- Revenue/acct higher than traditional branch

CHARTER ONE FINANCIAL, INC.

In-Store Rollout

Median Store Profile through 9/30/03

Aging Bucket	Deposits	# of Checking Accounts
30 days (62 stores)	$1.6 M	268
60 days (52 stores)	3.5 M	410
90 days (40 stores)	4.6 M	499
120 days (27 stores)	6.2 M	577

In-store typically breaks even with
$5 M in deposits & 500 checking accounts

CHARTER ONE FINANCIAL, INC.

Deposit Growth @ 9/30/03
12-Month Record

- Total deposits up $1 B, 4%
  - includes $400 M from Advance
  - 2003 goal was NO growth
- Interest-bearing transaction accts showing resilience
  - dropped weighted avg rate 108 bp 3Q03 from 3Q02
  - retained/replaced 96% balances
- 2003 focus on noninterest-bearing very successful

CHARTER ONE FINANCIAL, INC.

Organic NIB Deposit Growth*
1st 365 Days


($ in millions)
Rollout
NIB Emphasis
$2,000
$1,000
$1,525
$1,469
$1,681
$1,856
$2,003
9/30/02
12/31/02
3/31/03
6/30/03
9/30/03

*Noninterest-bearing deposits excl acquisitions & custodial balances

CHARTER ONE FINANCIAL, INC.

Deposit-Related Revenue



($ in millions)
$300
$175
$50
$100 M
$130 M
$160 M
$204 M
$245 M
$284 M
$240 M
+30%
+23%
+29%
+20%
+16%
1997
1998
1999
2000
2001
2002
9/30/03

CHARTER ONE FINANCIAL, INC.

Quarterly Deposit-Related Revenue
2000-2003



+16%
+19%
+14%*
$100
$80
$60
$40
$20
$0
($ in millions)
43
57
63
72
52
63
71
85
55
61
72
83
57
68
78
'00 '01 '02 '03
'00 '01 '02 '03
'00 '01 '02 '03
'00 '01 '02
1st Q
2nd Q
3rd Q
4th Q

*3Q03 includes $2.3 M impact of MasterCard settlement on debit

CHARTER ONE FINANCIAL, INC.

Deposit-Related Revenue

- Dramatic historical growth
  - little contribution from de novo
- Driven by checking account growth
  - emphasis on NIB
  - success of debit card
  - revenue/acct over $200/yr
- Banking center expansion will feed future growth

CHARTER ONE FINANCIAL, INC.

Long-Term Goals

- Deliver 10+% EPS growth
- ROA 1.50%
- ROTE 20%

AND . . .

CHARTER ONE FINANCIAL, INC.

Continuing to build one of the most valuable retail franchises in banking

Appendix

Loan / Credit Update
as of 9/30/03

CHARTER ONE FINANCIAL, INC.

Lending Profile - 9/30/03



1-4
Family
34%
$9.8 B
Closed-end 1st/2nd 4%
HELOC 12%
Other 2%
Retail
Consumer
18%
$5.0 B
Consumer
Finance
4%
$1.1 B
Non
1-4
66%
Auto
22%
$6.4 B
MidMkt 3%
Bus Bnk 2%
Corp Bank
5%
$1.5 B
CRE
9%
$2.5 B
Lease
8%
$2.1 B

CHARTER ONE FINANCIAL, INC.

Lending Profile - 9/30/03

❖ Seven major lending areas

One-to-four	$9.8 B	**Consumer $22.3 B (79%)**
Retail consumer	5.0 B	
Consumer finance	1.1 B	
Auto finance	6.4 B	
CRE	2.5 B	**Commercial $6.1 B (21%)**
Leasing	2.1 B	
Corp banking	1.5 B	
	$28.4 B	

CHARTER ONE FINANCIAL, INC.

1-4 Family Portfolio Snapshot - 9/30/03


34%

- $9.8 B portfolio, 5.3% yield
  - 69% fixed / 31% ARM
- Average loan size of $160,000
- Average LTV on 1st liens (UPB) - 60%
- Average current FICO 723
- 77% of portfolio in retail bank footprint
- NCO ratio - .03% 3Q03; .05% 2Q03; .03% 1Q03; .05% 2002; .03% 2001

CHARTER ONE FINANCIAL, INC.

Lending Profile - 9/30/03

Loan Servicing Portfolio

- Among top 30 largest U.S. servicers @ $27 B; $17 B serviced for others
- WAC - 6.24% 9/30/03
- MSR at $169 M, or 1.01% of serviced portfolio
  - includes $83 M valuation allowance
  - average servicing spread 35 bp
  - implies valuation of 2.9x servicing spread

CF vs. MBA 1-4 Delinquency Ratios
Total Delinquency Ratio (incl.F/C) By Qtr



Delinquency Ratios
3%
0%
4Q97
4Q98
2Q99
4Q99
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
COMC
MBA Adj.*

Includes all loans serviced by Charter One Mortgage

Source: Mortgage Bankers Association of America ("MBA") National Delinquency Survey

CHARTER ONE FINANCIAL, INC.

Retail Consumer Snapshot - 9/30/03

- $5.0 B portfolio, 4.6% yield


18%

	Balance	Yield
HELOCs	$3.2 B	4.0%
Closed-end 1sts/2nds	1.2 B	5.7%
Marine lending	.3 B	7.0%
Other	.3 B	4.5%
	$5.0 B	4.6%

CHARTER ONE FINANCIAL, INC.

Retail Consumer Credit Quality
Stats on Combined Portfolio - 9/30/03

- NCO ratio - .16% 3Q03; .19% 2Q03; .27% 1Q03; .23% '02
- NPLs - $10 M (.21%)
- REO - $2.6 M, 54 units

CHARTER ONE FINANCIAL, INC.

Retail Consumer Portfolio Growth


($ in billions)
$5.0 B
$2.5 B
$.0 B
$1.6 B
$1.9 B
$2.8 B
$3.7 B
$4.5 B
$4.9 B
$5.5 B
$5.0 B
1996
1997
1998
1999
2000
2001
2002
9/30/03
Other
HELOC
Closed-end 1sts/2nds

*Net of securitizations - $2.4 B in 2003; $1.0 B in 2002; $1.4 B in 2001

CHARTER ONE FINANCIAL, INC.

Retail Consumer Snapshot - 9/30/03

HELOCs

- $3.2 B portfolio, 4.0% yield
- Growth spurred by "Piggy-back" & PM2 product set
- Average loan committed since 1/1/00: $57,420, 738 FICO, & 79% LTV
  - FICO by product:

    85% & 90% LTV - 742
    100% LTV - 710
    125% LTV - 705

CHARTER ONE FINANCIAL, INC.

HELOC Portfolio - 9/30/03

LTV Product	O/S	Utilization	Avg Bal O/S
85%	$ 797 M	40%	$21 K
90%	1,971 M	36%	$20 K
100%	314 M	61%	$14 K
125%	44 M	88%	$25 K
	$3,127 M	39%	$20 K

CHARTER ONE FINANCIAL, INC.

HELOC Portfolio Growth



$3.0 B
$1.5 B
$.0 B
$.3 B
$.6 B
$.7 B
$1.0 B
$1.5 B
$2.0 B
$2.8 B
$3.2 B
+100%
+17%
+43%
+50%
+33%
+40%
+19% ann.
1996
1997
1998
1999
2000
2001
2002
9/30/03

CHARTER ONE FINANCIAL, INC.

Retail Consumer Snapshot - 9/30/03

Closed-End 1sts/2nds

- $1.2 B portfolio, 5.7% yield
  - down from $2.0 B @ 12/31/02
  - securitized $2.4 B in 1H03
- Average loan size $53,500
- Average LTV (UPB) on 1sts 45%
- Average current FICO 721
- 99.8% in retail footprint
- NCO ratio - .08% 3Q03; .07% 2Q03; .13% 1Q03; .07% 2002

CHARTER ONE FINANCIAL, INC.

Retail Consumer Snapshot
Closed-End 1sts

- Additional gateway relationship product
- Refinance product sold through branches
  - securitizable first mortgage, COMC servicing
  - 10 to 15-yr fully amortizing term
  - origination cost $400
  - fixed-rate, prepayment penalty
  - customer info web access enabled

Consumer Finance

Strategic Objectives


4%

- Launched 3/97 as A-/B+ ("Consumer Finance") single-family lender targeting rejections out of Bank
- Revised strategy 4/02 - "Alt-A" ("Specialty Lending")
  - home equity wholesale lender - prime, non-conforming, borrowers & FNMA D.U.1,2,3 approved originations
  - non-conforming production since 4/02 - $397 M, 6.61% WAC, 730 FICO
- A-/B+ portfolio will run off over next few years

CHARTER ONE FINANCIAL, INC.

Consumer Finance Snapshot - 9/30/03

- $1.1 B portfolio, 7.0% yield
  - 98% fixed / 2% ARM
  - 93% 1st liens / 7% 2nd liens
  - $600 M "pre 4/02"; $500 M "post 4/02"
- Average loan:
  - 1st lien - $98.0 K, 337-mo term, 653 curr. FICO, LTV 93%
  - 2nd lien - $27.5 K, 220-mo term, 621 curr. FICO

CHARTER ONE FINANCIAL, INC.

Consumer Finance Snapshot - 9/30/03

- 73% of portfolio in retail footprint
- NCO ratio - 1.54% 3Q03; 1.46% 2Q03; 1.78% 1Q03; 2.60% 2002
- NPLs - $43 M (3.97%)
- REO - $15.1 M, 288 units
- Recent production:

	3Q03	2Q03	3Q02
Avg FICO	730	717	702
Avg LTV	95%	93%	92%
WAC	6.44%	6.36%	7.49%

CHARTER ONE FINANCIAL, INC.

Consumer Finance Snapshot
Portfolio Growth


($ in millions)
$1,200
$800
$400
$0
$125
$250
$753
$989
$1,043
$985
$1,073
1997
1998
1999
2000
2001
2002
9/30/03

CHARTER ONE FINANCIAL, INC.

Auto Finance
Strategic Objectives


22%

- RCSB started in 1984; CF acquired in 10/97
- Primarily indirect lending, minimal leasing
- 3,650 franchised dealers in 19 states
  - recent changes - exited FL & added ME, IL, NC, KY, IN, MN, & MO
  - planned expansion - WI & MI
- Short average life
- 30% CAGR since 1996

CHARTER ONE FINANCIAL, INC.

Auto Finance Snapshot - 9/30/03

- $6.4 B portfolio, 5.0% yield
- 482,000 loans
- Average balance $12,700
- 46-mo average remaining term; 19-mo weighted average life
- 63% new / 37% used

CHARTER ONE FINANCIAL, INC.

Auto Finance Snapshot - 9/30/03

- Yield driven by credit score
- NCO ratio - .73% in 3Q03; .60% in 2Q03; .86% in 1Q03; .91% in 4Q02; 1.04% in 2002; .88% in 2001
- REO (repos on hand) - $3.3 M, 678 units (.05%)
- Proprietary scoring highly predictive

CHARTER ONE FINANCIAL, INC.

Auto Finance Portfolio
Credit Quality

- Consistently moved up FICO scores on production since 1/1/01:

	2003	2002	2001
Q1	749	737	719
Q2	752	739	724
Q3	753	746	731
Q4		749	733

- 744 average FICO for portfolio

Auto Finance Portfolio


($ in billions)
$6.0 B
$3.0 B
$.0 B
$1.1 B
$1.7 B
$2.1 B
$2.5 B
$3.2 B
$4.4 B
$5.6 B
$6.4 B
+55%
+24%
+19%
+28%
+38%
+27%
+19%
ann.
1996
1997
1998
1999
2000
2001
2002
9/30/03

Indirect lending; negligible leasing

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

Production by FICO Score


1997
40%
60%
2003
7%
93%
>680
<680

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

30+ Day Delinquencies



3.09%
1.68%
1.47%
1.64%
.77%
.69%
3%
2%
1%
0%
9/98
9/99
9/00
9/01
9/02
9/03

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile
Repossessed Units as % of Total Loans



.50%
.30%
.10%
Illustrates post
9/11 build up
.32%
.31%
.24%
.32%
.41%
.31%
.18%
.19%
.17%
.16%
.13%
.14%
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02
3/03
6/03
9/03

Auto Finance Credit Profile
Average Auction Loss ($)



9/11
Impact
$8,000
$7,000
$6,000
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

Average Auction Loss (% of $ Financed)



9/11 Impact
48%
43%
38%
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03

CHARTER ONE FINANCIAL, INC.

Auto Finance Credit Profile

30 Mo. Loss Migration - 2Q Production 1997-2002



Cumulative charge-off rate
2.00%
1.00%
.00%
3
6
9
12
15
18
21
24
27
30
Months
'97
00
'99
'98
1.22% - '01
.32% - '02
1.34% - '98

Auto Finance Net Charge-offs

% of Average Portfolio



2002
1.04%*
1%
0%
1.17%
1.18%
.94%
.80%
.88%
1Q 1.30%
2Q .98%*
3Q 1.02%
4Q .91%
.72%
1997
1998
1999
2000
2001
2002
YTD '03

*Excluding impact of NCO policy change in 2Q02

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage
Strategic Objectives


9%

- Lending continuously since mid 1970s
- Historically very low charge-offs
- Originate in footprint
- Current originations - $574 M 9/30/03; $639 M '02
  - construction loans priced off LIBOR & prime rate
  - end loans priced & indexed off FHLB advances

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage Snapshot - 9/30/03

- $2.5 B portfolio, 6.0% yield
  - 17% fixed / 83% ARM
  - $529 M construction; $1.9 B permanent loans
- Average loan size $1.1 M
  - 18 loans > $10 M, largest loan - $33 M
- 90% of portfolio in retail bank footprint
- NCO ratio - .04% 3Q03; .03% 2Q03; .06% 1Q03; .03% '02; .05% '01
- NPLs (incl construction) - $34 M (1.4%)
- REO - $6.4 M, 11 units

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage Portfolio



($ in billions)
Reflects runoff of non-strategic portfolios
$3.0 B
$1.5 B
$.0 B
$2.1 B
$1.9 B
$1.8 B
$2.0 B
$2.1 B
$2.7 B
$2.3 B
$2.5 B
1996
1997
1998
1999
2000
2001
2002
9/30/03

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage Portfolio - 9/30/03

By State



WI
3%
Other
10%
IL
25%
OH
16%
NY
17%
MI
29%

CHARTER ONE FINANCIAL, INC.

Commercial Mortgage Portfolio - 9/30/03

By Property Type



Non-Res
Construct
12%
Other
1%
Land
11%
Office/Medical/
Warehouse
15%
MultiFamily
31%
Retail
21%
MultiFamily
Construct
9%

CHARTER ONE FINANCIAL, INC.

Commercial Leasing
Strategic Objectives


8%

- 15th largest U.S. bank leasing company
- Big ticket leasing company formed in '88
  - became CF customer in '89
- CF acquired 1/95
- Seasoned management group still on board

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Snapshot - 9/30/03

- $2.2 B leasing portfolio
- Offices in Cleveland, Cincinnati, Chicago, Boston, Charlotte, & Wilton, CT
- 5.1% yield; 8.45% effective yield
- Avg relationship of $7.9 M
  - 37 over $20 M; largest is $81M
- Avg term of 63 months, range of terms of 1 to 25 years

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Snapshot - 9/30/03

- Fortune 1000 focus, with 62% of portfolio with lessees rated as investment grade
- NCO ratio - (.04)% 3Q03; .28% 2Q03; 1.06% 1Q03; .03% 2002; .38% 2001; .00% 2000
- NPLs - $6.6 M (.30%)
- Residual realization 109% thru 3Q03; 106% in 2002; 122% in 2001; 122% since 1995

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Portfolio



($ in billions)
$2.5 B
$2.0 B
$1.5 B
$1.0 B
$.5 B
$.0 B
$.1 B
$.3 B
$.4 B
$.7 B
$1.0 B
$1.8 B
$2.0 B
$2.1 B
$2.2 B
1995
1996
1997
1998
1999
2000
2001
2002
9/30/03

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Snapshot - 9/30/03



Heavy Equipment / Machinery 5%
Rail 18%
Aircraft 17%
Marine 5%
Materials Handling 7%
Manufacturing / Industrial 19%
Telecommunications 1%
Information Technology 13%
Over the Road 11%
Furniture/ Fixtures 3%
Other 1%

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Portfolio - 9/30/03

Aircraft Leasing

- $357 M, with $257 M to domestic carriers
- Long-term leases - 17 different lessees
- 42 pieces of equipment, w/38 to domestic carriers
- Maturities extend out over 20 yrs
  - no maturities in '03; $34 M maturing thru '07
- No direct exposure to USA, UAL, AA or AirCanada

CHARTER ONE FINANCIAL, INC.

Commercial Leasing Portfolio - 9/30/03

Aircraft Leased to Domestic Carriers

	#	$
Regional jets	24	$149 M
Boeing 737 & 757	6	71 M
Props	8	14 M
Ground equip/simulator	-	23 M
	38	$257 M

- $159 M five years old or less; avg age of 5.6 yrs
- Equity position - $179 M; single investor/equip loans - $78 M
- Supported by $63 M residual/$15 M credit guarantees

CHARTER ONE FINANCIAL, INC.

Corporate Banking Snapshot - 9/30/03



5%

- $1.5 B portfolio, 5.1% yield
- 3 segments
  - middle market - $745 M
  - business banking - $676 M
  - asset-backed lending - $133 M
- Target middle market businesses $5-100 M revenue; business banking < $5 M revenue
- Minimal shared national credits or unsecured lending

CHARTER ONE FINANCIAL, INC.

Corporate Banking Portfolio



($ in millions)
Strong growth in business banking
$1,500
$1,000
$500
$0
$184
$183
$350
$457
$527
$677
$798
$1,043
$273
$129
$641
$1,318
$508
$130
$680
$1,554
$676
$133
$684
61
1994
1995
1996
1997
1998
1999
2000
2001
2002
9/30/03
Vendor Fin
Middle Market
Asset-backed lending
Bus Banking

CHARTER ONE FINANCIAL, INC.

Business Banking Portfolio 9/30/03

- Lending products launched in 1Q2001
- $676 M portfolio; up 33% 2003 YTD
- Distributed through retail banking centers
- Avg balance $83 K
- Avg FICO for business owners > 720
- NCO ratio - .69% 3Q03; .63% 2Q03; 1.15% 1Q03; 1.35% '02

CHARTER ONE FINANCIAL, INC.

Why Faster at Charter One?

Business Banking Drives Future DDA Growth

($ in millions)



$1,800
$1,200
$600
$0
Loans
Deposits
$285
$600
$1,250
$2,026
$273
$508
$676
2000
2001
2002
9/30/03

CHARTER ONE FINANCIAL, INC.

Middle Market Snapshot - 9/30/03

- 15 exposures > $10 M; largest $56 M
  - 68 exposures > $3 M
- NCO ratio - 1.74% 3Q03; .67% 2Q03; 2.09% 1Q03; 1.09% ‘02; .81% ‘01; 1.20% ‘00
- NPLs - $25 M (1.6%); $8 M actually current
  - 14 exposures over $500 K ($20 M aggregate)

CHARTER ONE FINANCIAL, INC.

Corporate Banking Snapshot

Geographic Split - 9/30/03


East NY
19%
OH
38%
West NY
18%
IL
3%
MI
12%
VT
10%

Corporate Banking Snapshot

SIC Split - 9/30/03



Finance, Insurance, R/E 16%
Trade 17%
Construction 7%
Transportation 4%
Other 5%
Services 27%
Manufacturing 24%

CHARTER ONE FINANCIAL, INC.

Overall Credit Profile

Collateral Summary as of 9/30/03



Owner Occupied S/F 54%
Multifamily 3%
Comm'l Real Estate 6%
Other Collateral 2%
Auto 22%
Corporate Banking 5%
Capital Equipment 8%

CHARTER ONE FINANCIAL, INC.

Overall Credit Profile

	YTD 9/30/03	2002
NCO/avg loans (ann)	.40%	.37%*
NPLs/loans	.51%	.55%
NPAs/loans	.67%	.70%
Underperforming assets/loans	.85%	.94%
Allowance/loans	1.37%	1.24%
Allowance/NCO (ann)	3.7 yrs	3.4 yrs*

Underperforming assets at $239 M, a 12-month low

*2002 excludes $27.3 M resulting from NCO policy change in 2Q02

CHARTER ONE FINANCIAL, INC.

Net Charge-Offs to Average Loans



.75%
.50%
.25%
.00%
.27%
.36%
.36%
.39%
.36%
.40%
.60%
.67%
.54%
.11%
.19%
.17%
.14%
.17%
.21%
.27%
.37%
.41%
1995
1996
1997
1998
1999
2000
2001
2002*
9/30/03
Reg/Super Reg Banks
Charter One

* CF excludes $27 M from NCO policy change

Source: SNL DataSource

Restated for mergers

CHARTER ONE FINANCIAL, INC.

Big Picture Credit Risk

- Negligible unsecured lending
- Negligible auto leasing
- Negligible national shared/syndicated credits
- Indirect auto portfolio very high credit profile
- Manufacturing exposure very diversified
- Commercial real estate holding up very well
- No unsecured energy related assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CHARTER ONE FINANCIAL, INC.

Date: November 7, 2003

By: /s/ Robert J. Vana

Robert J. Vana
Senior Vice President, Chief
Corporate Counsel and Corporate Secretary